PHILIP MORRIS INTERNATIONAL INC.

VIA EDGAR

September 21, 2018

Ms. Heather Clark
Ms. Claire Erlanger
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Philip Morris International Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
File No. 001-33708

Dear Ms. Clark and Ms. Erlanger:

Philip Morris International Inc. (the "Company" or "PMI"), is responding to comments from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission dated September 10, 2018, with respect to the above-referenced filings ("Comment Letter").

We appreciate the Staff's comments. For ease of reference, our responses correlate with the Staff's comments, which we have provided in boldface type immediately preceding the Company's responses.

120 PARK AVENUE, NEW YORK, NEW YORK 10017, U.S.A.

Form 10-K for the Year Ended December 31, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Operating Results, page 22

1. We note your disclosure on pages 24 and 59 of how excluding the impact of certain inventory movements affected your shipment volumes and the cigarette market. Please clarify the nature of these "inventory movements." Your response and revised disclosure should fully explain what the inventory movements are and how excluding such movements affects your reported results.

Company Response:

The distribution of cigarettes and other nicotine-containing products, as well as IQOS heating devices and related accessories, to PMI’s customers is tailored to the characteristics of each market and includes PMI’s own direct sales to retailers, distribution through independent or dedicated distributors, distribution through national or regional wholesalers, and e-commerce.

The distribution of such products in any given market may require the creation and maintenance of certain levels of inventory tailored to particular market-specific factors, such as changes to the manufacturing supply chain, shipment methods, consumer demand, timing of excise tax increases or other influences that may affect the timing of sales to customers. In the case where distribution is through direct sales to retailers, PMI builds its own inventories to respond to these market-specific factors. In the case where distribution is indirect, such as through a third-party distributor (e.g., in Japan), it is the third party that builds inventories to respond to these market-specific factors.

Regardless of the distribution model, direct or indirect, PMI recognized revenue prior to January 1, 2018 when title and risk of loss passed to customers, typically either upon shipment or delivery of goods. Under ASC 606, which PMI adopted on January 1, 2018, PMI recognizes revenue once control is transferred to the customer, typically either upon shipment or delivery of goods. Consequently, increases and decreases in PMI's own inventories do not affect PMI's reported net revenues and shipment volumes. Conversely, increases and decreases of inventories by the distributor do affect PMI’s reported net revenues and shipment volumes.

In its Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), PMI discloses its own shipment volumes on a reported basis.  PMI also discloses certain estimated total industry/market volumes on a reported basis (using latest available data from a number of internal and external sources).  With respect to PMI’s own shipment volumes, in some circumstances, distributor inventory movements, in response to the market-specific factors described above, can significantly distort reported shipment trends and, as a result, fail to provide the most meaningful disclosure of PMI’s business performance to investors. Similarly, with respect to estimated total industry/market volumes, in some circumstances, estimated trade inventory movements in various trade channels in response to the market-specific factors described above can significantly distort reported estimated total industry/market volumes and, as a result, fail to provide the most meaningful disclosure of the estimated total industry/market performance to investors. Consequently, in such circumstances, management believes additional disclosure that excludes the impact of either favorable or unfavorable distributor inventory movements on PMI’s reported shipment volumes, and/or the impact of either favorable or unfavorable estimated trade inventory movements on the total industry/market, provides investors a better understanding of underlying volume performance and trends.

While changes to the inventory levels of PMI’s distributors result in changes to PMI’s shipment volumes and therefore PMI’s reported net revenues, the additional disclosure of the exclusion of the impact of their inventory movements on PMI’s shipment volume has no impact on revenue recognition described above.

To further explain the nature of these inventory movements and how their exclusion affects PMI’s reported results, PMI will add the following clarifying language to the MD&A in its future 10-Q and 10-K filings:

"From time to time, PMI’s shipment volumes are subject to the impact of distributor inventory movements, and estimated total industry/market volumes are subject to the impact of inventory movements in various trade channels that include estimated trade inventory movements of PMI’s competitors arising from market-specific factors that significantly distort reported volume disclosures. Such factors may include changes to the manufacturing supply chain, shipment methods, consumer demand, timing of excise tax increases or other influences that may affect the timing of sales to customers. In such instances, in addition to reviewing PMI shipment volumes and certain estimated total industry/market volumes on a reported basis, management reviews these measures on an adjusted basis that excludes the impact of distributor and/or estimated trade inventory movements. Management also believes that disclosing PMI shipment volumes and estimated total industry/market volumes in such circumstances on a basis that excludes the impact of distributor and/or estimated trade inventory movements improves the comparability of performance and trends for these measures over different reporting periods."

Form 10-Q for the Quarter Ended March 31, 2018
Note 18. New Accounting Standards, page 36

2. We note from your disclosure in Note 7, that net revenues refers to your operating revenues from the sale of products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. In light of the fact that the incentives appear to represent variable consideration, please tell us and revise to disclose the nature of all variable consideration and how you estimate the variable consideration, including whether this estimate is typically constrained. See ASC 606-10-50-12(c) and 606-10-50-20. In this regard, we also note from your earnings calls that you may have loyalty programs associated with the IQOS products, which also may be sold with discounts. Please note that these programs should be considered in your variable consideration analysis.

Company Response:

When PMI recognizes revenue, the net amount reflects the transaction price billed to customers, less sales and promotion incentives, where applicable. Such sales and promotion incentives relate principally to volume-based customer discounts, rebates or prompt payment discounts. As it relates to IQOS products, PMI does, in certain markets, offer discounts to its customers, primarily related to IQOS devices. While PMI has begun to operate loyalty programs in certain markets, the related accounting impacts are currently inconsequential (less than $1 million annualized).

In situations where PMI sells directly to consumers and the discount is applied at the point of sale, the consideration is not variable as it does not change after the sale transaction. In markets where PMI sells through a third-party distributor or the level of pricing or consumer discounts is dependent on future events (for example the volume of sales to a customer in a particular period) this is variable consideration, as the amount to which PMI is entitled in exchange for transferring the goods is variable. In determining the transaction price, PMI estimates any relevant variable consideration based on the most likely amount PMI expects to be entitled to under the terms of the contract taking into consideration historical experience of discount or rebate redemption where relevant. Based on the evaluation of the factors set out in ASC 606-10-32-12, in the context of the PMI discount and incentive programs, PMI concluded that the potential reversal of any significant variable consideration is not probable and therefore such variable consideration is not constrained.

PMI will continue to monitor such sales and promotional incentives, as well as any loyalty programs, which may vary in significance with the continued growth in its reduced-risk product portfolio. In recognition of the expected increased significance, PMI will update, in future filings, the disclosures of revenue recognition as follows (by adding the underlined text):

"PMI recognizes revenue primarily through the manufacture and sale of cigarettes and other nicotine-containing products, including reduced-risk products. The majority of PMI revenues are generated by sales through direct and indirect distribution networks with short-term payment conditions and where control is typically transferred to the customer either upon shipment or delivery of goods. PMI evaluates the transfer of control through evidence of the customer’s receipt and acceptance, transfer of title, PMI’s right to payment for those products and the customer’s ability to direct the use of those products upon receipt. Typically, PMI’s performance obligations are satisfied and revenue is recognized either upon shipment or delivery of goods. In certain instances, PMI facilitates shipping and handling activities after control has transferred to the customer. PMI has elected to record all shipping and handling activities as costs to fulfill a contract. The shipping and handling costs that have not been incurred at the time revenue is recognized are accrued. The transaction price is typically based on the amount billed to the customer and includes estimated variable consideration where applicable. Such variable consideration is typically not constrained and is estimated based on the most likely amount that PMI expects to be entitled to under the terms of the contracts with customers, historical experience of discount or rebate redemption, where relevant, and the terms of any underlying discount or rebate programs, which may change from time to time as the business and product categories evolve."

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We appreciate your time and attention to this matter. Please contact the undersigned at 41 (58) 242 4930 with any questions or comments you may have.

Very truly yours,

/s/ MARTIN G. KING_____________________
Martin G. King
Chief Financial Officer
Philip Morris International Inc.